SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of July 25, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

SIGNATURES
Press Release: KLM GROUP REPORTS OPERATING LOSS FOR THE FIRST QUARTER, ENDED JUNE 30, 2003 OF EUR 66 MILLION
Press Release: KLM ROYAL DUTCH AIRLINES INITIATES IMPLEMENTATION OF REORGANIZATION PLANS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: July 25, 2003	By	/s/ R.A. Ruijter Name : R.A. Ruijter Title : Managing Director & CFO

	By	/s/ H.E. Kuipéri Name : H.E. Kuipéri Title : Senior Vice President & General Secretary

Royal Dutch Airlines	INTERIM RESULTS

KLM GROUP REPORTS OPERATING LOSS FOR THE FIRST QUARTER,
ENDED JUNE 30, 2003 OF EUR 66 MILLION

AMSTELVEEN, THE NETHERLANDS, JULY 24, 2003 — KLM Group today reported an operating loss of EUR 66 million for the first quarter, ended June 30, 2003. This compares to an operating profit of EUR 41 million last year. First quarter net income amounted to a loss of EUR 54 million, or EUR 1.23 per common share. This compares to a net profit of EUR 11 million, or EUR 0.23 per common share last year.

The outbreak of SARS significantly impacted the operating environment in the first quarter of this fiscal year, while the effects of the aftermath of the Iraq war were still visible in the first two months of the quarter. Towards the end of June traffic volumes started to improve gradually from the low levels seen earlier this fiscal year, most apparent on the Asia Pacific routes. Yields continued to be under pressure throughout the quarter, albeit in part because of the weaker dollar. As a consequence, Group operating revenues (EUR 1,417 million in the first quarter) declined by 16 percent compared to last year. A decline of 10 percent in Group operating expenses (EUR 1,483 million) could only partially compensate for this. On operating income level, SARS had an effect of approximately EUR 110 million in this quarter.

The reduction in operating expenses reflects both short-term measures that have been taken to mitigate the effects of SARS, as well as the first tranche of earlier announced structural cost reduction measures, which however only had a limited effect on the first quarter results.

Leo van Wijk, President and CEO of KLM, said: ‘Our first quarter results continue to reinforce the necessity of structural changes going forward. Traffic demand was weak, and yields dropped year-on-year. Although the impact on traffic volumes from the outbreak of SARS is now diminishing, there continues to be pressure on yield. On the other hand the global economy remains weak and the outlook remains fragile. We must and will therefore continue to implement the cost reductions in order to secure KLM’s future and maintain a robust financial position.’

FINANCIAL PERFORMANCE OF KLM’S BUSINESSES

Passenger Business

Passenger operating revenues amounted to EUR 960 million, representing a decrease of 17 percent compared to last year. The decrease is primarily a function of less traffic (minus 9 percent, measured in RPKs) and lower yields (minus 11 percent, including currency effects). Excluding currency effects, yields were down 3 percent on last year, with the most pronounced decrease in the Europe route area. Although the aftermath of the Iraq war still had an impact in the first two months of the quarter, the outbreak of SARS had the most significant effect on the financial performance of the Passenger Business, putting pressure on traffic volumes on top of continuous pressure on yields.

The decline in revenues could in part be offset by a decrease in operating expenses, where KLM again proved its ability to swiftly adapt capacity to changing market circumstances. Operating expenses of EUR 996 million were down 10 percent on last year, whereas unit cost in the first quarter declined by 7 percent as well. Without currency effects, unit cost was up 3 percent, mainly as a consequence of lower capacity levels.

Passenger Business operating loss in the first quarter was EUR 36 million. This compares to an operating profit of EUR 51 million last year.

Cargo Business

Cargo operating revenues amounted to EUR 259 million. In terms of cargo traffic measured in RTKFs, Cargo outperformed its major European competitors this quarter, reporting a 3 percent increase year-on-year. However, a decline in yield of 7 percent year-on-year put strong pressure on cargo operating revenues in the first quarter, which were 4 percent down on last year. Eliminating currency effects, cargo yields were up 5 percent on last year.

Continued focus on direct cargo costs resulted in a reduction of operating expenses by 2 percent, while unit cost were down 4 percent on last year. Without currency effects, unit cost were at the same level as last year on 3 percent higher capacity.

In the first quarter, Cargo Business reported an operating profit of EUR 14 million, which is EUR 6 million lower than last year.

Engineering & Maintenance Business

The weak industry environment, resulting in fewer flight hours and hence lower demand for maintenance, as well as the weaker US dollar significantly impacted Engineering & Maintenance’s operating revenues. These amounted to EUR 209 million, which is 16 percent lower than last year.

Lower operating revenues were in part offset by a reduction in direct costs. As a result, operating expenses were 10 percent lower than last year.

Engineering & Maintenance reported an operating loss for the first quarter of EUR 3 million, compared to an operating profit of EUR 15 million last year.

Transavia (Charter and Low Cost Business)

Operating revenues of EUR 126 million were down 8 percent on last year. This is the result of lower traffic volumes in the charter segment, where Transavia suffered from the low booking levels in the period January through March, when passengers were reluctant to book because of the Iraq war. BASIQ AIR traffic volumes developed in line with expectations, albeit with more pressure on yields.

Operating expenses declined by 3 percent, and amounted to EUR 118 million. Transavia’s unit cost was down 5 percent year-on-year.

For the first quarter, Transavia’s operating profit amounted to EUR 8 million, which compares to EUR 15 million last year.

CASH FLOW AND FINANCING

Cash Flow and Liquidity Position

First quarter’s cash flow from operating activities was EUR 25 million negative. Net investing cash flow amounted to EUR 118 million. Therefore, free cash flow in the first quarter was EUR 143 million negative. The cash inflow from financing activities (EUR 146 million) includes the export financing for two Boeing 747-400ER freighters received in this quarter.

As of June 30, 2003, KLM Group had cash and cash equivalents totaling EUR 894 million, of which EUR 611 million is in cash and EUR 283 million is in Triple A bonds and long term deposits.

Financial Position

During the First Quarter of fiscal 2003/04, KLM’s net-debt position increased by EUR 152 million to EUR 3,039 million on June 30, 2003, reflecting KLM’s fleet replacement program. Group equity decreased by EUR 70 million to EUR 1,407 million. KLM’s gearing (net debt as a percentage of group equity) went from 195 percent at March 31, 2003 to 216 percent at June 30, 2003.

FLEET DEVELOPMENTS

KLM set the first step in implementing phase one of its intercontinental fleet renewal program in April, when two new Boeing 747-400ER freighters entered KLM’s fleet replacing two 747-300 freighters. The first phase, which runs until February 2005, consists of replacing the Boeing 747-300 aircraft by 10 Boeing 777-200ER aircraft and in total 3 Boeing 747-400ER freighters. This will on balance be capacity neutral.

In view of market circumstances and subsequent reduced capacity deployment, KLM has decided to accelerate the phasing out of its Boeing 747-300 aircraft. Before the end of calendar year 2003, the last seven Boeing 747-300 aircraft will be removed from operation.

In autumn of this year, two Boeing 737-300 aircraft will leave KLM’s fleet. They will be replaced by one Boeing 737-900, which will enter the fleet in May 2004. This will be the fifth aircraft of this type in our fleet.

During this quarter, Transavia completed the sale of three Boeing 757-200 aircraft. The book profit on this sale, being EUR 10 million, is reported under Results on sale of assets. At the same time, two purchased Boeing 737-700 aircraft entered Transavia’s fleet.

STRUCTURAL MEASURES: UPDATE

On May 8, 2003 KLM Group reported its plans to implement cost reduction measures, aimed at a structural operating income improvement of EUR 650 million as from April 1, 2005. The structural measures will result in a reduction of jobs of the equivalent of approximately 4,500 FTEs. Implementation has started, but the effects on the first quarter results are limited. It is currently anticipated that EUR 200 million of cost savings including a reduction of 3,000 FTEs will be realized in fiscal year 2003/04.

In the first Quarter, KLM has successfully finalized the negotiations with its unions on the terms and conditions of the Social Plan. To finance parts of the plan, parties have agreed to postpone the general wage increase of 2.5 percent, originally planned for October 1, 2003.

KLM and its Works Council have agreed on the process of monitoring the redundancy selection and matching, which means that the implementation of the reorganization plans will now commence.

In addition, KLM signed a protocol with the unions for ground personnel, which embodies agreements outlining the process to be adhered to in arriving at alternative duty roster arrangements and rosters. Through initiating the roster project KLM aims to achieve a structural improvement in productivity. At the same time, the protocol outlines a number of agreements concerning short-term measures that could be implemented on commencement of the new winter schedule in October 2003.

OUTLOOK

We anticipate that the effects of SARS will still have a significant impact on KLM Group operating revenues in the second quarter of this fiscal year. At the same time, we are confident that the structural cost measures, identified to be realized this fiscal year, will be successfully implemented. On this basis we currently expect the operating income for fiscal year 2003/04 to be approximately break even, recognising that we continue to operate in an uncertain environment.

This report is unaudited.

Amstelveen, July 24, 2003	The Board of Managing Directors

UPCOMING EVENTS

Media Conference Call on First Quarter Results

A Conference Call for the media will be held on Thursday, July 24, 2003 at 9.00 hours a.m. CET. Rob Ruijter, Managing Director and Chief Financial Officer will host the call.

The call will be accessible via live audio webcast on the KLM Investor Relations web site at http://investorrelations.klm.com, under Events and Presentations.

Analyst Conference Call on First Quarter Results

A Conference Call for investors and analysts will be held on Thursday, July 24, 2003 at 3.30 hours p.m. CET. Rob Ruijter, Managing Director and Chief Financial Officer will host the call. The call will be accessible via live audio webcast on the KLM Investor Relations web site at http://investorrelations.klm.com, under Events and Presentations.

Warning about Forward-Looking Statements

This press release contains, and the Company and its representatives may make, forward-looking statements within the meaning of the U.S. Private Securities Litigation Act of 1995, either orally or in writing, about the Company and its business. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar terms. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which the Company operates, management’s beliefs and assumptions made by management about future events. Any such statement is qualified by reference to the following cautionary statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the Company’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in foreign exchange rates and jet fuel prices; (5) governmental and regulatory actions and political conditions; (6) developments affecting labor relations or the Company’s airline partners; (7) the outcome of any material litigation; (8) the future level of air travel demand; (9) the Company’s future load factors and yields; and (10) the many effects on the Company and the airline industry from terrorist attacks, the possibility or fear of such attacks and the threat or outbreak of epidemics, hostilities or war, including the adverse impact on general economic conditions, demand for travel, the costs for security, the cost and availability of aviation insurance coverage and war risk coverage and the price and availability of jet fuel. Developments in any of these areas, as well as other risks and uncertainties detailed from time to time in the documents the Company files with or furnishes to the U.S.

Securities and Exchange Commission could cause actual outcomes and results to differ materially from those that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in the Company’s Securities and Exchange Commission filings, including the Company’s Annual Report on Form 20-F. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

###

NOTE TO THE EDITORS: Financial and Statistical Data can be found at http://investorrelations.klm.com

For more information, contact Investor Relations at 31 20 649 3099, or Media Relations at 31 20 649 4545
For photography: www.presslink.nl/klm

KEY FINANCIAL DATA

	Three months ended
	June 30

(in millions of euros)	2003	2002

Operating revenues	1,417	1,686
Operating expenses before depreciation and long term rentals	1,322	1,480

EBITDAR	95	206
Depreciation and long term rentals	161	165

Operating income (loss)	(66)	41
EBITDAR as a % of operating revenues	6.7	12.2
Operating income as a % of operating revenues	(4.7)	2.4

Pretax income (loss)	(80)	17

Net income (loss)	(54)	11
Per common share (EPS)*	(1.23)	0.23

Cash flow from operating activities	(25)	201
Cash flow from investing activities	(118)	(280)
Free cash flow	(143)	(79)

Interest coverage ratio	(2.4)	1.7

Average number of Staff KLM Group (fte)
- permanent	30,511	31,500
- temporary	1,884	1,460

Employed by KLM	32,395	32,960
- agency staff	1,053	1,406

	33,448	34,366

	June 30, 2003	March 31, 2003

Stockholders’ equity (in millions of euros)	1,406	1,476
Per common share*	31.98	32.91
Average number of common shares used for Data per share calculations (fully diluted)**	44,188,157	45,070,544

Net debt-to-equity ratio (%)	216	195

Cash Position
Cash and marketable securities	611	608
Triple A bonds and long term deposits	283	311

	894	919

Number of Staff KLM Group (fte)
- permanent	30,408	31,068
- temporary	1,828	1,952

Employed by KLM	32,236	33,020
- agency staff	1,011	1,443

	33,247	34,463

*	After taking other rights to a share in net income and equity into account

**	Figures have been adjusted for the repurchase of own shares. Total issued common shares as of June 30, 2003 are 46,809,699

CONSOLIDATED STATEMENT OF EARNINGS

	Three months ended
	June 30

(in millions of euros)	2003	2002

Operating revenues	1,417	1,686
Operating expenses	1,483	1,645

Operating income (loss)	(66)	41

Financial income and expense	(23)	(27)
Results on sale of assets	10	(1)
Results of holdings	(1)	2
Results on sale of holdings	—	2

Pretax income (loss)	(80)	17
Taxes	26	(6)

Net income (loss)	(54)	11

Attributable to holders of preferred stock	—	—
Attributable to holders of common stock	(54)	11

CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended
	June 30

(in millions of euros)	2003	2002

Net income (loss)	(54)	11
Depreciation	108	117
Changes in provisions	(26)	5
Changes in operating working capital	(23)	83
Results of holdings	1	(2)
Results on sale of holdings	—	(2)
Other changes	(31)	(11)

Cash flow from operating activities	(25)	201

Net capital expenditures on intangible fixed assets	(2)	(11)
Net capital expenditures on tangible fixed assets	(110)	(261)
Net capital changes in holdings	(8)	(8)
Changes in the group of consolidated holdings	2	—

Cash flow from investing activities	(118)	(280)

Free cash flow	(143)	(79)
Cash flow from financing activities	146	45

Changes in cash and marketable securities	3	(34)

Net capital expenditures on tangible fixed assets for the three months ended June 30, 2003 include the purchase of two Boeing 747-400ER freighters and two Boeing 737-700 aircraft. Three Boeing 757-200 aircraft were sold.

CONSOLIDATED BALANCE SHEET

(in millions of euros)	June 30, 2003		March 31, 2003

Fixed assets
Intangible fixed assets	64		66
Tangible fixed assets	5,008		4,982
Financial fixed assets	1,265		1,289

		6,337		6,337
Current assets
Operating supplies	203		222
Accounts receivable	925		998
Cash and marketable securities	611		608

	1,739		1,828

Current liabilities	2,058		2,190

Current assets less current liabilities		(319)		(362)

Assets less current liabilities		6,018		5,975

Long-term debt
Subordinated perpetual debt	509		544
Other long-term debt	3,602		3,427

		4,111		3,971
Provisions		273		271
Deferred credits		227		256
Group equity		1,407		1,477

		6,018		5,975

CHANGES IN STOCKHOLDERS’ EQUITY

(in millions of euros)	2003/04	2002/03

Balance at March 31	1,476	1,992
Distribution to shareholders	(6)	(11)
Allocation from net income	(54)	11
Exchange rate differences/other	(10)	(56)

Balance at June 30	1,406	1,936

Movements with respect to exchange rate differences/other mainly relate to exchange rate differences arising on the translation of KLM’s share in equity and results of foreign holdings and the valuation of derivatives under SFAS 133/138.

NOTES TO THE OPERATING EXPENSES

	Three months ended June 30
Operating expenses
(in millions of euros)	2003	2002	% Change

Salaries and benefits	489	467	5
Hired personnel	18	24	(25)

Labour costs	507	491	3
Materials and consumables	91	116	(22)
Commercial costs	96	130	(26)
Landing fees and navigation charges	131	137	(4)
Third-party handling costs	58	64	(10)
Work by third parties	105	119	(12)
Housing, vehicles and Inventories	35	41	(15)
Commercial cooperation	2	21	(90)
Ad hoc aircraft -/ truck rentals	24	29	(17)
Other operating expenses	81	111	(27)

	1,130	1,259	(10)
Aircraft fuel	192	221	(13)

Operating expenses before depreciation and long term rentals	1,322	1,480	(11)

Depreciation	108	117	(8)
Operational aircraft lease expenses	45	40	13
Long term property rentals	8	8	0

Depreciation and long term rentals	161	165	(2)
Total operating expenses	1,483	1,645	(10)

•	Salaries and benefits showed a year-on-year increase of 5% and includes the effects of general wage increases, higher pension costs and the effects of the sale of buzz in April 2003.

•	Cost of hired personnel decreased by 25% due to our policies to focus on reduction of the flexible workforce.

•	Cost of materials and consumables were lower than previous year mainly as a result of lower US-dollar exchange rates.

•	The decrease of commercial costs was mainly due to lower passenger traffic revenues and lower sales commissions.

•	The other operating expenses decreased mainly as a result of tight cost control, lower USD exchange rates and the effects of the sale of buzz.

•	The cost of aircraft fuel decreased due to lower US-dollar exchange rates and lower volumes partly offset by increasing fuel prices.

•	As a result of recently concluded sale and lease back transactions depreciation costs declined whereas operational lease expenses increased. Higher operational lease expenses were partly compensated by lower US-dollar exchange rates.

AIRLINE OPERATING DATA
KLM *

	Three months ended June 30

	2003	2002	% Change

Traffic (in millions of RTKs)	2,364	2,457	(4)
Capacity (in millions of ATKs)	3,088	3,138	(2)
Load factor (%)	76.6	78.3
Break-even load factor (%)	82.8	77.5
Yield per RTK (in cents)	48.0	54.8	(12)
Excluding currency effects			(4)
Unit revenues per ATK (in cents)	36.7	42.9	(14)
Excluding currency effects			(6)
Unit costs per ATK (in cents)	39.8	42.5	(6)
Excluding fuel price effects			(7)
Excluding currency effects			1
Excluding fuel price and currency effects			0
Margin per ATK (in cents)	(3.1)	0.4

*	Operating data of KLM, KLM cityhopper and KLM cityhopper uk; unit revenues and unit costs before joint venture settlements.

BUSINESS SEGMENTATION*

	Three months ended
	June 30

(in millions of euros, unless stated otherwise)	2003	2002	% Change

PASSENGER BUSINESS
Operating revenues	960	1,157	(17)
- of which traffic revenues	894	1,096	(18)
Operating income	(36)	51

Traffic (in millions of RPKs)	13,077	14,326	(9)
Capacity (in millions of ASKs)	17,262	18,041	(4)
Passenger load factor (%)	75.8	79.4

Yield per RPK (in cents)	6.8	7.6	(11)
Excluding currency effects			(3)
Unit revenues per ASK (in cents)	5.2	6.1	(15)
Excluding currency effects			(7)
Unit cost per ASK (in cents)			(7)
Excluding currency effects	5.4	5.8	3

CARGO BUSINESS
Operating revenues	259	271	(4)
- of which traffic revenues	241	250	(4)
Operating income	14	20

Traffic (in millions of RTKFs)	1.058	1,026	3
Capacity (in millions of ATKFs)	1.476	1,430	3
Cargo load factor (%)	71.7	71.7

Yield per RTKF (in cents)	22.8	24.4	(7)
Excluding currency effects			5
Unit revenues per ATKF (in cents)	16.4	17.5	(7)
Excluding currency effects			5
Unit cost per ATKF (in cents)	15.4	16.1	(4)
Excluding currency effects			0

TRANSAVIA
Operating revenues	126	137	(8)
- of which traffic revenues	116	133	(13)
Operating income	8	15

Traffic (in millions of RPKs)	2,131	2,289	(7)
Capacity (in millions of ASKs)	2,930	3,025	(3)
Load factor (%)	72.7	75.7

Yield per RPK (in cents)	5.5	5.8	(6)
Unit revenues per ASK (in cents)	4.0	4.4	(10)
Unit cost per ASK (in cents)	3.7	3.9	(5)

ENGINEERING & MAINTENANCE
Operating revenues**	209	250	(16)
Operating income	(3)	15

*	Operating revenues includes intersegment revenues

**	Of which 33% third party revenues

03/058

KLM ROYAL DUTCH AIRLINES INITIATES IMPLEMENTATION
OF REORGANIZATION PLANS

AMSTELVEEN, July 23, 2003 — The KLM Works Council and the KLM Management Board have agreed that the Works Council will appoint a committee to oversee the redundancy selection and matching process. Both parties have exchanged ideas on the Redundancy Plan agreed between KLM and the employee organizations. In these talks, the Council expressed great concern that the process on which basis employees are ultimately selected to leave the employ of the company must be conducted extremely carefully.

The discussions also addressed the process through which redundant employees would be reassigned to fill vacancies within KLM.

Implementation of the reorganization plans will now commence.

“KLM has succeeded in breaking the deadlock in constructive consultation with the Works Council and is satisfied with the agreed approach. A protracted period of uncertainty has now ended for our employees. Without further delay, we are in a position to implement the necessary measures,” said Managing Director and Chief Human Resources Officer Cees van Woudenberg.

In addition to consultations with the Works Council, KLM yesterday signed a protocol with the employee organization for ground crew under the heading “Approach to New Duty Roster Arrangements.” The protocol embodies agreements outlining the process to be adhered to in arriving at alternative duty roster arrangements and rosters.

A number of pilot projects will be initiated to this end. Then, based on practical experience, the new-style duty roster arrangements will take shape. Through initiating the roster project KLM hopes to achieve a structural improvement in productivity. At the same time, the protocol outlines a number of agreements concerning short-term measures that could be implemented on commencement of the new winter schedule in October 2003.

For further information:

KLM Media Relations, Frank Houben, tel. 31 — 20 649 45 45.
For KLM Photomaterial, please check www.presslink.nl/klm

AMS/DR/FH